August 28, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted July 24, 2015
CIK No. 1501989

Ladies and Gentlemen:

CytomX Therapeutics, Inc. (the “Company”) has today filed a registration statement on Form S-1 (the “Registration Statement”), a draft of which Registration Statement (the “Draft Registration Statement”) was submitted confidentially under the Securities Act of 1933, as amended (the “Securities Act”), on July 24, 2015. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in regard to the Draft Registration Statement in its letter dated August 18, 2015. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of the Registration Statement, as submitted and marked with the changes made from the Draft Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

August 28, 2015

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with any written communications, as such term is defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. However, the Company has at certain meetings with potential investors conducted in reliance on Section 5(d) of the Securities Act presented a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of this slide presentation.

Special Note Regarding Forward-Looking Statements, page 48

2.	We note your statement that the prospectus includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:

•	delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

Response: The Registration Statement has been revised in response to the Staff’s comment to delete references to the Private Securities Litigation Reform Act. Please see the revisions on page 49 of the Registration Statement.

Use of Proceeds, page 51

3.	We note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment to address in greater detail related contingencies and alternatives, including enumerating the factors that may result in an alternative use of the net proceeds of the offering, and disclosing with greater specificity what those alternative uses may be, including research and development programs other than those related to CX-072 and CD166. Please see the revisions on page 52 of the Registration Statement.

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4.	We note the disclosure that you may use a portion of the proceeds to make payments of interest and principal on your outstanding loan with ATEL Ventures. Please disclose the amount that may be allocated to these payments.

Response: As disclosed on page 69 of the Registration Statement, the Company intends to repay all amounts outstanding on and terminate the debt facility with ATEL Ventures (the “Debt Facility”) prior to effectiveness of the Registration Statement. Accordingly, the Company no longer plans to use any of the net proceeds from the offering to make payments with respect to the Debt Facility, and has deleted the prior language to that effect from the Registration Statement. Please see the revisions on page 52 of the Registration Statement.

Preclinical Proof of Concept, page 86

5.	Please tell us the basis for the graphs provided in this section comparing your probody therapeutic with other available therapeutics. It is unclear, for example, whether you used internal or external data to generate the charts and if external please disclose in the prospectus the source of such data.

Response: The Registration Statement has been revised in response to the Staff’s comment to clarify that the graphs and tables that assist in illustrating the preclinical proof of concept for EGFR and Jagged are based on models and data generated by the Company, and not taken from any external or third party source. Please see the revisions on pages 89 and 90 of the Registration Statement.

In-Licenses, page 101

6.	Please disclose the annual royalties that have been paid to date and the extension fees paid pursuant to the UC agreement.

Response: The Registration Statement has been revised in response to the Staff’s comment to include, in relation to the UC agreement, the aggregate annual royalties the Company has paid to date and the amount of the extension fees paid by the Company in each of the past three years. Please see the revisions on page 103 of the Registration Statement.

7.	Please disclose the total number of employees. See Item 101(c)(xiii) of Regulation S-K.

Response: The Company respectfully submits that the disclosure required by Item 101(c)(xiii) of Regulation S-K is included on page 117 of the Registration Statement. To the extent that the Staff requires further detail regarding the number of employees, the Company will include in a future pre-effective amendment to the Registration Statement.

August 28, 2015

Management, page 118

8.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to set forth for each director the relevant experience, qualification, attributes or skills that apply to the particular director. Please see the revisions on pages 119 through 121 of the Registration Statement.

9.	Please disclose Dr. Huh’s business experience for the past 5 years. Please also disclose the period during which Mr. Goeltz was employed at Amgen.

Response: The Company respectfully advises the Staff that the current disclosure regarding Dr. Huh reflects his business experience for the relevant period, as he has served solely in directorships during such time and has not acted as an officer or in another capacity at any entity other than those enumerated in the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments to specify Mr. Goeltz’s time of employment at Amgen. Please see the revisions on page 121 of the Registration Statement.

Executive Compensation, page 127

10.	Please discuss in greater detail the compensation arrangements for the directors in 2014. We note that Dr. Huh and Mr. Gluck received more cash compensation than discussed in this section. In addition, once known, please revise to provide more detail regarding the directors’ compensation following the completion of this offering.

Response: As noted in the narrative under the heading “Director Compensation” on page 129 of the Registration Statement, during 2014, the Company’s board of directors granted its two non-employee, non-affiliated directors the right to convert an amount equal to their entire cash retainers for 2014 and 2015 into options to purchase shares of the Company’s common stock, with the underlying options granted in 2014. Since each of the directors elected to receive his or her entire cash retainers for both 2014 and 2015 in the form of a 2014 equity grant, pursuant to Instruction 2 to Item 402(n)(2)(iii) and (iv)

August 28, 2015

of Regulation S-K under the Securities Act, which is incorporated by reference into Item 402(r) of Regulation S-K under the general instruction to Item 402(r), the Company has reported the entire amount of the 2014 and 2015 cash retainers in the fees column as a fee “earned or paid.” The Company has added additional disclosure in response to the Staff’s comment on page 129 of the Registration Statement.

As set forth on page 129 of the Registration Statement, at this time, the Company does not know the current structure of the directors’ compensation program following the offering, but will update the disclosure once we finalize the terms of the directors’ compensation program.

11.	We note the elements of executive compensation outlined on page 128. Please provide an expanded analysis of how you determined the amount of each element to pay as required by Item 402(o) of Regulation S-K. Your disclosure should address the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions, such as the formula or criteria used in determining the non-equity incentive award, and the target research and finance and financial goals set for the annual cash bonuses.

Response: As an emerging growth company, the Company is permitted to comply with Item 402 of Regulation S-K by disclosing the same information as a “smaller reporting company.” Accordingly, the Company is not required to include a Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K, but instead is required to include a narrative to the Summary Compensation Table pursuant to Item 402(o) of Regulation S-K. Item 402(o) of Regulation S-K requires registrants to provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Examples of such factors include the material terms of any material modification of an outstanding option award as well as the material terms of any non-equity incentive plan award made to a named executive officer during the last fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Unlike Items 402(b) and 402(e) of Regulation S-K and the related instructions to those Items, which contemplate that a registrant may be required to disclose how it determined the amount of each element of pay and the specific performance targets, the executive compensation disclosure rules applicable to smaller reporting companies require only a general description of the compensation program and performance objectives and not specific disclosure with respect to the actual performance targets, performance compared to such targets or how each element of compensation was determined. Based on the Company’s reliance on the executive compensation disclosure rules applicable to smaller reporting companies, the Company respectfully submits that it believes the disclosure referenced on pages 129 through 131 of the Registration Statement adequately describes the Company’s 2014 executive compensation program in accordance with Item 402(o) of Regulation S-K.

August 28, 2015

12.	We note the reference to employment and severance and change in control agreements in this section. Please file these agreements as exhibits.

Response: The Company has revised the Registration Statement to include the relevant agreements as exhibits.

Policies and Procedures for Related Party Transactions, page 133

13.	Please disclose the amounts received from Pfizer pursuant to the collaboration agreement for the periods required by Item 404(a) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the amounts received from Pfizer from January 1, 2014 through June 30, 2015 pursuant to the collaboration agreement, and to disclose that additional amounts may be payable to us by Pfizer upon certain conditions that are disclosed elsewhere in the Registration Statement. Please see the revisions on pages 139 and 140 of the Registration Statement.

14.	Please disclose the standards to be applied pursuant to your policies and procedures as required by Item 404(b)(1)(ii) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to enumerate the standards to be applied pursuant to the Company’s related party policies and procedures. Please see the revisions on pages 140 and 141 of the Registration Statement.

Principal Stockholders, page 134

15.	We note your disclosure in this section is provided as of June 30, 2015. Please provide this disclosure as of the most recent practicable date.

Response: The Company has revised the Registration Statement in response to the Staff’s comments to provide this information as of July 31, 2015. Please see the revisions on pages 142 through 145 of the Registration Statement.

August 28, 2015

16.	Please disclose the control person(s) for Cytomx Therapeutics Holdings LLC. Also, if Mr. Gluck is a control person then he would be deemed to beneficially own all of the shares held by Cytomx Therapeutics Holdings LLC, not just a portion. Please revise or advise.

Response: The Company has revised page 144 of the Registration Statement to disclose the control person of CytomX Therapeutics Holdings, LLC in response to the Staff’s comment. In addition, the Company has revised page 145 of the Registration Statement to clarify that Mr. Gluck does not have voting or dispositive power over the shares held by CytomX Therapeutics Holdings, LLC and, as such, is not deemed to beneficially own such shares.

Underwriting, page 149

17.	On page 152 you indicate that “some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings” with you or your affiliates. Please revise to more fully describe these relationships, as required by Item 508(a) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comments to reflect that there are no prior or existing relationships among the Company and the underwriters other than in connection with the offering. Please see the revisions on page 160 of the Registration Statement.

Undertakings, page II-5

18.	Please include the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment to add the relevant undertakings.

*            *             *            *            *

August 28, 2015

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. On behalf of the Company, we are available to discuss any of the foregoing at your convenience. Please do not hesitate to contact me at (650) 565-7111 or my colleague, Robert Ryan, at (212) 839-5931.

Sincerely

/s/ Sam Zucker
Sam Zucker, Esq.

Enclosures

cc:

John Reynolds, United States Securities and Exchange Commission

Sean A. McCarthy, D.Phil., President and Chief Executive Officer, CytomX Therapeutics, Inc.

Robert C. Goeltz II, Chief Financial Officer, CytomX Therapeutics, Inc.

Cynthia J. Ladd, Esq., Senior Vice President and General Counsel, CytomX Therapeutics, Inc.

Robert A. Ryan, Esq., Sidley Austin LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Brian J. Cuneo, Esq., Latham & Watkins LLP